EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee(2)(3)
Fees to be paid(1)	$4,885,054.27	$0.00013810	$674.63
Fees Previously Paid	$5,738,004.40		$674.63
Total Transaction Valuation	$4,885,054.27
Total Fees Due for Filing			$674.63
Total Fees Previously Paid			$674.63
Total Fee Offsets			$—
Net Fee Due			$—

(1) The Registrant previously offered to purchase up to 1,550,812 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently determined the purchase price to be equal to the net asset value per Share as of July 31, 2026 of $3.15.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on June 18, 2026.